U.S.  SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25
                                  SEC File Number
                                      0-35792
                         NOTIFICATION OF LATE FILING

                                 (Check One):

    [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [ x ] Form 10-Q
     [  ]  From  N-SAR
               For  Period  Ended:   March 31, 1998
     [    ]  Transition  Report  on  Form  10-K
     [    ]  Transition  Report  on  Form  20-F
     [    ]  Transition  Report  on  Form  11-K
     [    ]  Transition  Report  on  Form  10-Q
     [    ]  Transition  Report  on  Form  N-SAR
     For  Transition  Period  Ended:


     Read  Attached  Instruction Sheet Before Preparing Form.  Please Print
or Type.   Nothing  in this form shall be construed to imply that the
Commission has verified  any  information  contained  herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I-REGISTRANT  INFORMATION


     Full  Name  of  Registrant  - Pinnacle Resources, Inc.
     Former  Name  if  Applicable  -

     Address of Principal Executive Office (Street and Number) -
         7345 E. Peakview

      City,  State  and  Zip  Code  -  Englewood, CO 80111

PART  II  -  RULES  12B-25  (B)  AND  (C)

IF THE SUBJECT REPORT COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OREXPENSE AND THE REGISTRANT SEEKS RELIEF PURSUANT TO RULE 12B-25(B),
THE FOLLOWING  SHOULD  BE  COMPLETED.    (CHECK  BOX  IF  APPROPRIATE)

(A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLE EFFORT OR EXPENSE;
[X]          (B)      THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT,
TRANSITION REPORT ON FORM 10-K, FORM 20-F, 11-K OR FORM N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTEENTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE SUBJECT QUARTERLY REPORT OR TRANSITION

REPORT ON FORM 10-Q, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

(C)     THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY
RULE 12B-25(C) HAS  BEEN  ATTACHED  IF  APPLICABLE.

PART  III  -  NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,10-Q or N-SAR or portion thereof, could not be filed within the prescribedtime period.

     Corporation has not been able to obtain copies of documents necessary in a timely fashion to accurately complete the Form 10-QSB.


PART  IV  -  OTHER  INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

Jody  M.  Walker,  Attorney  at  Law    (303)                  850-7637
     (name)                           (Area Code)          (Telephone #)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? if the answer is no, identify report(s).
    [x]  Yes                    [    ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    [   ]  Yes                    [x]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          PINNACLE RESOURCES, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                              /s/ Glen Gamble
Date:          May 15,  1998                  By Glen Gamble, President